NEWS RELEASE

Augusta Announces Completion and Availability of Rosemont Final EIS

Toronto, Ontario, November 27, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce the US Forest Service (USFS) has publicized that they have completed the Rosemont Copper final Environmental Impact Statement (EIS) and the complete document will be posted on the USFS Rosemont project website beginning November 29, 2013.

“The publication of the Final EIS is the culmination of over six years of comprehensive environmental and technical studies and analyses,” said Gil Clausen, Augusta’s President and CEO. “This is an exciting and significant achievement for the Company. We are pleased that the U.S. Forest Service has completed the document and sincerely thank the team and all parties involved for their diligence and efforts. With the EIS process concluded, we can move forward and finalize the last remaining steps of permitting.”

The final EIS and draft Record of Decision (ROD) have been sent for printing and the USFS expects the official Notice of Availability (NOA) for the FEIS to be published in the Federal Register along with the draft ROD to be available on December 13, 2013. Upon public and legal notification on December 15, 2013, the 90-120 day comment and resolution period for the draft ROD commences, following which a final ROD will be issued.

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com